Exhibit 99.1

W.D.Von Gonten&Co.
Petroleum Engineering	808 Travis, Suite 1200	Houston, Texas 77002	t: 713.224.6333	f: 713.224.6330 www.wdvgco.com

January 29, 2016

Mr. Eric Marsh

Chief Executive Officer

Vine Oil & Gas LP.

5800 Granite Parkway, Suite 480

Plano, Texas 75024

Re: Vine Oil & Gas LP. Haynesville and Mid-Bossier Shale Properties Estimate of Reserves and Revenues SEC Pricing Case “As of” January 1, 2016

Dear Mr. Marsh:

At your request, W.D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain property interests owned by Vine Oil & Gas, L.P. (“Vine”). These properties include producing, non-producing, undeveloped, and probable locations located in Red River, DeSoto, Sabine and Natchitoches Parishes, Louisiana. This report excludes effects of derivative instruments on cash flows and any unmet midstream commitments. Our conclusions, “as of” January 1, 2016, are as follows:

	Net to Vine Oil & Gas, LP
SEC Price Case	Proved Producing	Proved Non-Producing	Proved Undeveloped	Total Proved	Total Probable
Reserve Estimates
Gas, MMcf	132,393.7	0.0	1,161,922.0	1,294,315.7	771,795.6
Revenues
Gas, $ (100)%	330,514,781	0.0	2,900,685,250	3,231,200,031	1,926,752,625
Total,$	330,514,781	0.0	2,900,685,250	3,231,200,031	1,926,752,625
Expenditures
Ad Valorem Taxes, $	21,256,707	10,714	58,636,770	79,904,191	39,174,629
Severance Taxes, $	10,345,003	0	35,125,637	45,470,640	33,314,750
Fixed Operating Expense, $	104,524,102	29,131	537,708,562	642,261,795	376,148,031
Variable Operating Expense, $	15,488,453	0	137,927,531	153,415,984	90,578,375
Transportation Expense, $	18,264,182	0	182,957,016	201,221,198	143,018,469
Total, $	169,878,447	39,845	952,355,516	1,122,273,808	682,234,254
Investments, $			1,465,020,000	1,465,020,000	941,419,188
Plugging & Abandonment, $	20,636,289	590,886	17,745,408	38,972,583	10,379,877
Total, $	20,636,289	590,886	1,482,765,408	1,503,992,583	951,799,065
Estimated Future Net Revenues (FNR)
Undiscounted FNR	140,000,109	-630,730	465,564,562	604,933,941	292,719,531
FNR Disc. @ 9.0%	123,117,992	-575,990	177,092,000	299,634,002	35,788,180
Allocation Percentage by Classification
FNR Disc.@ 9.0%	41.1%	-0.2%	59.1%	100.0%	11.9%

W.D.Von Gonten&Co.

Petroleum Engineering

Report Qualifications

Purpose of Report - The purpose of this report is to provide Vine with an estimate of future reserves and net revenues attributable to interests owned by Vine in the Haynesville and Mid-Bossier shale plays effective as of January 1, 2016.

Scope of Work - W.D. Von Gonten & Co. was engaged by Vine to develop the appropriate reserve projections and estimate the remaining reserves associated with the developed and undeveloped properties included in this report. The properties evaluated by W.D. Von Gonten & Co. represent 100 percent of the total net proved gas reserves owned by Vine as of January 1, 2016. Once reserves were estimated, future revenues were determined in accordance with SEC pricing effective January 1, 2016.

Reporting Requirements - Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Accounting Standards Codification Topic 932 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on un-escalated prices and costs. Revenues based on alternate product price scenarios may be reported in addition to the current pricing case. Reporting probable and possible reserves is optional. Probable and Possible reserves must be reported separately from Proved reserves. At the request of Vine, WDVG has provided an alternative estimate of future reserves and projected net revenues for certain property interests owned by Vine at an annual discount rate of 9% vs. the generally accepted 10%.

The Society of Petroleum Engineers (SPE) requires Proved reserves to be economically recoverable with prices and costs utilized in the “as of” date of the report. In conjunction with the World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE), the SPE has issued Petroleum Resources Management System (2007 ed.), which sets forth the definitions and requirements associated with the classification of both reserves and resources. In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information, which sets requirements for the qualifications and independence of reserve estimators and auditors.

The estimated Proved reserves herein have been prepared in conformance with all SEC, SPE, WPC, AAPG, and SPEE definitions and requirements with the exception of the annual discount rate of 9% at the request of Vine.

Projections - The attached reserve and revenue projections are on a calendar year basis with the first time period being January 1, 2016 through December 31, 2016.

Property Discussion

Vine currently owns, and operates, an approximate 55% working interest in 200 Proved Developed Producing (“PDP”) wells, an approximate 47% working interest in 193 PDP wells that GeoSouthern Energy Corp. (“GeoSouthern”) operates, and an approximate mean working interest of 11% in 33 PDP wells operated by miscellaneous other 3rd party companies. Vine also owns royalty and mineral interests in 111 wells operated by GeoSouthern and other 3rd party companies. All wells are located in Red River, De Soto, Sabine, and Natchitoches Parishes, Louisiana. The PDP wells are producing from the Haynesville and Mid-Bossier shale formations. The gross production rates from the proved producing wells that Vine owns a working interest, as of 1/1/2016, is approximately 395,000 Mcf of gas per day.

Reserve Estimates

Producing Properties - Reserve estimates for the PDP properties were based on volumetric calculations, log analysis, decline curve analysis, rate transient analysis, and/or analogy to nearby production, including from other operators.

Vine Oil & Gas, L.P. – SEC - January 29, 2016-Page 2

W.D.Von Gonten&Co.

Petroleum Engineering

Undeveloped Properties - The undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices to that which Vine will implement. In addition, W.D. Von Gonten & Co. has performed a field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the producing and undeveloped reserves included herein.

Based on SEC reserves reporting requirements, only those undeveloped volumes scheduled to be drilled within five years of their initial recognition have been included within the Proved Undeveloped category of reserves. That volume, as reflected in the results table of page 1 of this report, is 1,161,922 MMcf of natural gas.

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, well costs, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom, and the actual cost incurred could be more or less than the estimated amounts.

We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.

Product Prices

The estimated revenues shown herein were based on SEC pricing guidelines effective January 1, 2016. SEC pricing is determined by averaging the first day of each month’s closing price for the previous calendar year using published benchmark oil and gas prices. This method renders a Henry Hub gas price of $2.587 per MMBtu. This price was held constant throughout the life of the properties as per SEC guidelines.

A pricing differential was applied to all properties on an individual property basis in order to reflect prices actually received at the wellhead. The differential from SEC pricing reflects the loss in heating (energy) value measured in BTU’s from the Haynesville and Mid-Bossier shales. Vine provided a wellhead gross heating value of 965 Btu/Scf for both shales, therefore, W.D. Von Gonten & Co. used SEC pricing less 3.5% for estimates of future reserves and projected net revenues for all developed and undeveloped Haynesville and Mid-Bossier wells in this report.

A gas volume shrinkage factor has been applied to each property. This shrinkage accounts for the sum of the line loss, generation of liquids, and fuel usage before the actual sales point.

Operating Expenses and Capital Cost

Monthly operating expenses for the Haynesville and Mid-Bossier wells were provided by Vine. Vine provided W.D. Von Gonten & Co. with 12 months (January 2015 - December 2015) of historical operating expense data. W.D Von Gonten & Co then applied these costs to each individual property.

Capital costs associated with plugging and abandonment liability and the drilling and completion of future undeveloped locations were provided by Vine. Where available, these costs were verified from actual recent work from regional and/or offsetting operators.

All operating expenses and capital costs were held flat for the life of the properties in accordance with SEC guidelines.

Vine Oil & Gas, L.P. – SEC - January 29, 2016-Page 3

W.D.Von Gonten&Co.

Petroleum Engineering

Other Considerations

Abandonment Costs - The costs necessary for abandonment of certain properties were provided by Vine. W.D. Von Gonten & Co. expresses no warranties regarding the accuracy or validity of these costs for the generation of this report.

Additional Costs - Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item), or federal income tax.

Data Sources - Data furnished by Vine included basic well information including daily gas, water, and flowing pressure data, future development schedules with lateral well locations, lease acreage maps illustrating Haynesville and Mid-Bossier opportunities, and the majority of development locations for Haynesville and Mid-Bossier wells were identified by either Vine or GeoSouthern. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.

Context - We specifically advise that any particular reserve estimate for a specific property not be used out of context from the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2016 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserves and revenue estimates produced in this report.

Thank you for the opportunity to assist Vine with this report.

Respectfully submitted,

William D. Von Gonten, Jr. P.E. TX # 73244

John M. Parker

Vine Oil & Gas, L.P. – SEC - January 29, 2016-Page 4